Oncolytics Biotech® and Pelareorep Discussed During Recent H.C. Wainwright Key Opinion Leader Event on Oncolytic Immunotherapies in Breast and Pancreatic Cancers

SAN DIEGO, CA and CALGARY, AB, April 10, 2025 – Oncolytics Biotech® Inc. (NASDAQ: ONCY) (TSX: ONC), a leading clinical-stage company specializing in immunotherapy for oncology, was discussed by field-leading key opinion leaders (KOLs) during a recent event hosted by H.C. Wainwright.
Martine Piccart, M.D., Ph.D., an Honorary Professor of Oncology at the Université Libre de Bruxelles (ULB) and Scientific Director of Oncology at the Institut Jules Bordet, in Brussels, Belgium, offered a detailed overview of the HR+/HER2- metastatic breast cancer landscape and emphasized the need for new treatment innovations, such as pelareorep, that work to activate the immune system to recognize and kill cancer.

Alexander Eggermont, M.D., Ph.D., Professor of Clinical & Translational Immunotherapy at the University Medical Center Utrecht in the Netherlands and Board Member of the Comprehensive Cancer Center Munich of the Technical University Munich and the Ludwig Maximilians University, Munich, Germany, provided insights on the current standards for treating pancreatic ductal adenocarcinoma (PDAC), a cancer type known for its resistance to treatment, and the potential impacts that an immunotherapy such as pelareorep might have on the field.

A replay of the full conversation can be found by clicking here.

About Oncolytics Biotech Inc.
Oncolytics is a clinical-stage biotechnology company developing pelareorep, an intravenously delivered immunotherapeutic agent. Pelareorep has demonstrated promising results in two randomized Phase 2 studies in metastatic breast cancer and Phase 1 and 2 studies in pancreatic cancer. It acts by inducing anti-cancer immune responses and promotes an inflamed tumor phenotype -- turning "cold" tumors "hot" -- through innate and adaptive immune responses to treat a variety of cancers. Pelareorep has demonstrated promising results in two randomized Phase 2 studies in metastatic breast cancer and Phase 1 and 2 studies in pancreatic cancer.

Pelareorep has demonstrated synergies with multiple approved oncology treatments. Oncolytics is currently conducting and planning combination clinical trials with pelareorep in solid malignancies as it advances towards registrational studies in metastatic breast cancer and pancreatic cancer, both of which have received Fast Track Designation from the FDA. For further information, please visit: www.oncolyticsbiotech.com or follow the company on social media on LinkedIn and on X @oncolytics.

Company Contact
Jon Patton
Director of IR & Communication
jpatton@oncolytics.ca

Investor Relations for Oncolytics
Mike Moyer
LifeSci Advisors
+1-617-308-4306
mmoyer@lifesciadvisors.com

Media Contact for Oncolytics
Michael Rubenstein
LifeSci Communications
mrubenstein@lifescicomms.com